UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press release dated May 9, 2016 titled “GeoPark reports results for the First Quarter 2016”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS RESULTS FOR THE FIRST QUARTER 2016

CASH FLOW POSITIVE ASSETS

DURING LOWEST OIL PRICE PERIOD

Santiago, Chile – May 9, 2016 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru1 reports its consolidated financial results for the three-month period ended March 31, 2016 (“First Quarter” or “1Q2016”).

A conference call to discuss 1Q2016 results will be held on May 10, 2016 at 10 am Eastern Daylight Time.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified.

FIRST QUARTER 2016 HIGHLIGHTS

Operational:

•	Oil and gas production up 15% to 22,518 boepd

o	Oil production up 16% to 16,347 boepd

o	Gas production up 12% to 37.0 mmcfpd

•	Operating costs of $3.4 per barrel achieved in GeoPark-operated Llanos 34 block in Colombia from ongoing cost efficiency efforts

o	Other meaningful consolidated reductions: Operating costs down 49%, G&A down 23%, cash costs per boe down 41%, capital expenditures down 31%

•	Drilling program underway

o	New gas drilling in Chile with Pampa Larga 16 gas well drilled and put on production

o	Rig mobilized to drill 3-6 wells in Colombia

•	Modular work program allows continuous adjustment for oil prices

o	During First Quarter, marginal fields were temporarily shut-in and capital projects deferred

o	Second Quarter price strengthening allows resumption of original base work program

Financial:

•	$200 million cash and available facilities

o	$71.6 million in cash, $90 million in available offtake prepayment agreement and $41 million in uncommitted facilities

____________________

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval

•	Positive operating cash flow during period of weakest oil prices

o	Adjusted EBITDA of $6 per boe (up 9% from 4Q2015 despite $10/bbl lower oil price)

o	Adjusted EBITDA of $11.6 million fully funded capital expenditures of $8.3 million

o	Net loss of $12.0 million impacted by non-cash depreciation charges and interest expenses

•	Hedging strategy implemented

o	In order to manage continuing oil price volatility, GeoPark began hedging program with approximately 20% of production sold at fixed price of $45.11 per barrel for three months

James F. Park, Chief Executive Officer of GeoPark, said: “In a period when oil prices collapsed into the $20’s, GeoPark clearly demonstrated the quality of our assets and the muscle of our team with positive operating cash flow this quarter. Lower oil prices have created challenges throughout our industry, but it is also a time of healthy differentiation when each company’s performance and numbers become nakedly visible. We believe our continuing positive results – both operational and financial – during the oil price downturn sets GeoPark apart and proves the resilience of our long-term risk-balanced foundation and the collective strength of our plan, assets, people, partners and new opportunities. Our ability to adapt and grow, through both efficiency improvements and innovation – as shown with our $3.4 per bbl operating cost and expanding reserve base in Colombia – proves our readiness to thrive and succeed in a world of lower oil prices.”

CONSOLIDATED OPERATING PERFORMANCE

The table below sets forth key performance indicators for 1Q2016 compared to those of 1Q2015:

Key Indicators	1Q2016	1Q2015	% Chg.
Oil production[a] (bopd)	16,347	14,101	16%
Gas production (mcfpd)	37,009	32,905	12%
Average net production (boepd)	22,518	19,586	15%
Brent Oil Price ($ per bbl)	35.4	54.0	-37%
Combined price ($ per boe)	19.1	33.4	-43%
⁻ Oil ($ per bbl)	16.7	34.4	-51%
⁻ Gas ($ per mcf)	4.5	5.1	-12%
Net Oil Revenues ($ million)	23.2	40.8	-43%
Net Gas Revenues ($ million)	13.4	13.6	-1%
Net Revenues ($ million)	36.6	54.4	-33%
Production & Operating Costs[b] ($ million)	-13.0	-23.9	-46%
G&G, G&Ac and Selling Expenses ($ million)	-12.5	-14.8	-16%
Adjusted EBITDA ($ million)	11.6	16.8	-31%
Adjusted EBITDA per boe ($)	6.0	9.8	-39%
Operating Netback per boe ($)	11.0	16.4	-33%
Profit (loss) for the period ($ million)	-12.0	-36.0	-64%
Capital Expenditures during quarter ($ million)	8.3	12.3	-31%
Cash Position at period-end ($ million)	71.6	82.7	-13%
Short-Term Debt at period-end ($ million)	30.7	35.4	-13%
Long-Term Debt at period-end ($ million)	332.4	343.2	-3%
a) Includes royalties paid in kind in Colombia for 769 bopd approximately in 1Q2016. No royalties were paid in kind in Chile and Brazil operations.
b) Production and Operating costs include operating costs and royalties paid in cash.
c) G&A expenses includes $0.4 million and $1.1 million for 1Q2016 and 1Q2015, respectively of (non-cash) share based payments that are excluded from Adjusted EBITDA calculation.

Production: Consolidated oil and gas production increased 15% to 22,518 boepd in 1Q2016 compared to 19,586 boepd in 1Q2015. The increase in production was mainly a result of new production coming from new oil fields discovered in 2015, as well as improved production performance of certain fields in LLanos 34 (GeoPark operated with 45% WI).

•	Colombia: Average net oil production increased by 28% to 14,871 bopd in 1Q2016 compared to 11,586 bopd in 1Q2015

•	Chile: Average net oil and gas production decreased by 9% to 4,061 boepd in 1Q2016 compared to 4,486 boepd in 1Q2015

•	Brazil: Average net oil and gas production increased 3% to 3,586 boepd in 1Q2016 compared to 3,494 boepd in 1Q2015

For further detail, please refer to 1Q2016 Operational Update released on April 18, 2016.

Reference and Realized Oil Prices: Brent crude price averaged $35.4 per barrel, while consolidated realized oil sales price averaged $16.7 per barrel in 1Q2016 resulting from commercial and transportation discounts, both in Colombia and Chile, and the Vasconia differential in Colombia. Continuing commercial efforts are underway to improve realized oil prices and reduce discounts, including negotiations in Chile and Colombia.

The table below sets forth a breakdown of reference and net realized oil prices in Colombia and Chile in 1Q2016:

Realized Oil Prices ($ per bbl)	Colombia	Chile
Brent Oil Price	35.4	35.4
Vasconia Differential	(7.0)	-
Commercial and Transportation Discounts	(13.1)	(5.5)
Realized Oil Price	15.3	29.9
Weight on Oil Sales Mix	91%	9%

The Company expects that commercial discounts in Colombia will increase to approximately $15.5/bbl beginning in 2Q2016 due to the Trafigura offtake agreement, which was announced in December 2015 and began deliveries on March 1, 2016.

In order to secure a portion of its cash flow, the Company agreed with Trafigura to fix the reference sales price (Brent) for a portion of the Colombian production at $45.1/bbl (before considering quality and transportation discounts). This fixed reference price applies for a period of three months beginning May 1, 2016 and to a production of 4,000 bopd, representing approximately 25-30% of current Colombian production.

Net Revenues: Consolidated net revenues decreased by 33% to $36.6 million in 1Q2016, compared to $54.4 million in 1Q2015, mainly driven by lower oil prices.

Consolidated Oil Revenues: Consolidated oil revenues decreased by 43% to $23.2 million in 1Q2016, mainly due to a 51% decrease in realized oil prices, offset by increased production. Oil revenues represent 63% of total net revenues as compared to 75% in 1Q2015.

•	Colombia: In 1Q2016, oil revenues decreased by 40% to $19.0 million mainly due to lower oil prices. Realized oil prices decreased by 53% to $15.3 per barrel and oil deliveries increased by 25% to 1.3 million barrels. The decrease in realized prices was higher than the decrease in reference prices due to more volumes sold at well-head. Well-head sales imply lower realized prices (as a result of higher transportation discounts) but also lower selling expenses (reduced transportation costs)

Colombian earn-out payments (deducted from Colombian oil revenues) decreased by 79% to $0.6 million in 1Q2016, compared to $2.8 million in 1Q2015, mainly due to the decline in oil prices

•	Chile: In 1Q2016, oil revenues decreased by 57% to $4.0 million due to lower production and lower prices. Realized oil prices decreased 29% to $29.9 per barrel in line with decreased Brent prices. Deliveries decreased by 41% to 0.13 million barrels due to lower production resulting from the natural decline of the fields and no new wells drilled during the year

Consolidated Gas Revenues: Consolidated gas revenues remained stable and amounted to $13.4 million in 1Q2016 compared to $13.6 million in 1Q2015.

•	Chile: In 1Q2016, gas revenues increased by 15% to $5.2 million mainly due to increased production, resulting from new gas projects, partially offset by lower prices. Gas deliveries increased by 24% and amounted to 1,188 mmcf (0.2 mmboe) mainly resulting from the start-up of the Ache gas field (in 4Q2015) and the Pampa Larga 16 development well (in 1Q2016). Gas prices decreased by 5% to $4.4 per mcf ($26.5 per boe) in 1Q2016, resulting from lower international methanol prices that affected the gas price for a portion of the Fell Block gas production

•	Brazil: In 1Q2016, gas revenues decreased by 11% to $8.3 million mainly due to lower prices. Gas prices, net of taxes, decreased to $4.6 per mcf ($27.5 per boe), largely generated by the depreciation of the local currency, partially offset by an annual gas-price inflation adjustment of approximately 10% in 1Q2016. Gas deliveries slightly increased by 4% and amounted to 1,776 mmcf (0.3 mmboe)

Production and Operating Costs2: Consolidated production and operating costs decreased by 46% to $13.0 million in 1Q2016, representing savings of $7.2 per boe, compared to $23.9 million in 1Q2015.

Consolidated Operating Costs: Consolidated operating costs (excluding royalties) decreased by 49% to $11.2 million in 1Q2016, compared to $21.8 million in 1Q2015, due to cost reduction initiatives and the impact of the depreciation of the local currencies against the US Dollar, and despite a 15% increase in oil and gas production during the quarter.

•	Colombia: Operating costs decreased by 50% to $5.0 million in 1Q2016. Operating costs per boe decreased by 61% to $4.0 per boe mainly due to cost reduction initiatives, including the temporarily shut in of three marginal fields (La Cuerva and two marginal fields –Max and Chachalaca- in Llanos 34 Block), the impact of the depreciation of the Colombian Peso and improved fixed cost absorption from increased production. Resulting from the above, operating costs per boe reached the lowest level since our entry to Colombia. Operating cost of $3.4 per barrel in GeoPark operated Llanos 34 block that represents 96% of Colombian production

•	Chile: Operating costs decreased by 49% to $4.8 million in 1Q2016. Operating costs per boe decreased by 41% to $14.6 per boe due to cost reduction initiatives and the impact of the depreciation of the Chilean Peso, partially offset by the impact on fixed costs from lower production

•	Brazil: Operating costs remained flat at $1.2 million resulting from the impact of the depreciation of Brazilian Real, offset by higher operating expenses resulting from the start-up of the compression plant in the Manati Field (approx. $1.5-2.5 per boe). Operating costs per boe remained stable at $4.0 per boe

Consolidated Royalties: Consolidated royalties paid in cash (reported in Production and Operating Costs) decreased to $1.8 million in 1Q2016, compared to $2.1 million in 1Q2015, in line with the decline in net revenues.

Selling Expenses: Consolidated selling expenses increased by 16% to $2.7 million in 1Q2016 compared to $2.3 million in 1Q2015, mainly as a result of higher selling expenses in Colombia. In Colombia, selling expenses increased by 26% to $2.4 million due to increased volumes sold at pipeline compared to levels in 1Q2015. The Company expects that selling expenses will decrease significantly beginning 2Q2016 due to the Trafigura offtake agreement under which sales occur at well-head.

Administrative Expenses and Geological & Geophysical Expenses (G&A, G&G): Consolidated G&A and G&G expenses decreased by 22% to $9.8 million in 1Q2016 compared to $12.5 million in 1Q2015 mainly due to continuing financial discipline and cost reduction initiatives affecting consultant fees, office expenses, staff costs, and other costs. This $2.7 million reduction represents a $1.4 reduction per boe.

Adjusted EBITDA: Consolidated Adjusted EBITDA3 decreased by 31% to $11.6 million or $6.0 per boe, in 1Q2016 compared to $16.8 million or $9.8 per boe, in 1Q2015, mainly caused by a decrease in revenues resulting from lower international oil prices, partially offset by an important reduction in cash costs (including Production and Operating Costs, G&A and Selling Expenses).

•	Colombia: Adjusted EBITDA decreased 61% to $6.6 million

•	Chile: Adjusted EBITDA increased to $1.3 million

•	Brazil: Adjusted EBITDA decreased 22% to $5.4 million

•	Corporate, Argentina and Peru: Adjusted EBITDA decreased 73% to negative $1.7 million

____________________

2 Production and Operating Costs = Operating Costs + Royalties

3 See “Reconciliation of Adjusted EBITDA to Profit (Loss) Before Income Tax and Adjusted EBITDA per Boe” included in this press release.

The table below shows volumes sold and a breakdown of the most significant components of Adjusted EBITDA on a per boe basis:

Adjusted EBITDA per boe	Colombia	Chile	Brazil	Other	Total
Sales Volume (mboe)	1,282	331	300	-	1,913
% Oil	100%	40%	1%	-	74%
($ per boe)
Realized Oil Price	15.3	29.9	43.0	-	16.7
Realized Gas Price	-	26.5	27.5	-	27.1
Earn-out	(0.4)	-	-	-	(0.3)
Combined Price	14.9	27.8	27.8	-	19.1
Operating Costs	(4.0)	(14.6)	(4.0)	-	(5.8)
Royalties	(0.5)	(1.1)	(2.5)	-	(0.9)
Selling & Other Expenses	(2.1)	(0.6)	-	-	(1.4)
Operating Netback	8.3	11.5	21.2	-	11.0
G&A, G&G					(5.0)
Adjusted EBITDA					6.0

Depreciation: Consolidated depreciation charges decreased by 16% to $21.5 million in 1Q2016, compared to $25.5 million in 1Q2015, mainly due to lower depreciation costs per boe in Colombia and stable depreciation costs per boe in Chile and Brazil.

Other expenses: Other operating non-recurrent charges decreased by 90% to $0.7 million in 1Q2016, compared to $7.2 million in 1Q2015 (related to contract termination and other costs associated with the 2015 restructuring process).

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Costs: Net financial costs remained stable during the quarter and amounted to $9.0 million in 1Q2016 and 1Q2015, mainly consisting of interest costs.

Foreign Exchange Gain/Loss: Net foreign exchange charges amounted to a $7.5 million gain in 1Q2016 compared to $19.7 million loss in 1Q2015, mainly related to the impact of the appreciation and depreciation, respectively, of the Brazilian Real over US Dollar-denominated net debt incurred at the local subsidiary level, where the functional currency is the Brazilian Real.

Income Tax Benefit: Income tax amounted to a $0.7 million gain in 1Q2016 as compared to a $9.7 million gain in 1Q2015, in line with lower losses before income tax in 1Q2016 as compared to 1Q2015.

Loss: Losses for the period amounted to $12.0 million in 1Q2016 compared to $36.0 million in 1Q2015.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $71.6 million as of March 31, 2016. Year-end 2015 cash and cash equivalents amounted to $82.7 million, the difference primarily being (i) cash used in investing activities amounting to $8.3 million, (ii) cash used in financing activities amounting to $22.7 million (including principal payments of $10.1 million related to the Itau Loan and interest payments of $12.8 million), and (iii) cash generated from operating activities that amounted to $19.9 million (including $10.0 million drawn from the Trafigura prepayment facility).

Prepayment Facility and Credit Lines Available: As of March 31, 2016 the Company has in place an offtake and prepayment agreement with Trafigura of up to $100 million (with $10 million drawn) and approximately $41 million in uncommitted credit lines.

Total Assets: Total assets amounted to $688.6 million as of March 31, 2016 compared to $703.8 million as of December 31, 2015. The decrease is mainly due to lower PP&E assets derived from depreciation charges during 2016 as well as lower cash and cash equivalents as explained in the paragraphs above, partially offset by capital expenditures during the period.

Financial Debt: Total financial debt (net of debt issuance costs) amounted to $363.1 million, including mainly the $300 million 2020 Bond and the Itau Loan denominated in Reais in Brazil for the acquisition of an interest in the Brazilian Manati Field amounting to $60.4 million. The Company cancelled $10 million of principal payments related to the Itau Loan that was due in March 2016.

Equity: Equity reached $191.0 million and included non-controlling interests of $50.8 million related to LG International’s participation in the Chilean and Colombian operations. (LG International Corp., the Korean conglomerate, holds a 20% equity interest in GeoPark’s Colombian operations, a 20% equity interest in the Fell Block and a 31% equity interest in the Tierra del Fuego blocks in Chile).

FINANCIAL RATIOS (a)

Amounts in $ million
Year / Period	Financial Debt	Cash Position	Gross Debt / LTM Adj. EBITDA	Net Debt (b)/ LTM Adj. EBITDA	Interest Coverage
1Q2015	363.4	91.4	1.9x	1.4x	6.3x
2Q2015	370.4	105.3	2.6x	1.9x	4.7x
3Q2015	364.6	90.4	4.0x	3.0x	2.9x
FY2015	378.7	82.7	5.1x	4.0x	2.4x
1Q2016	363.0	71.6	5.3x	4.3x	2.2x
a) Based on trailing 12 months financial results. b) Not an incurrence test covenant included in the 2020 Bond Indenture. Included for comparison reasons only.

GeoPark’s consolidated financial incurrence test covenants included in the 2020 Bond Indenture are:

•	A leverage Ratio, defined as Gross Debt to Adjusted EBITDA, lower than 2.5x from 2015 onwards; and

•	An interest Coverage Ratio, defined as Adjusted EBITDA divided by Interest Expenses, above 3.5x.

As stated in the table above, as of March 31, 2016 the Company’s Leverage Ratio was above the 2.5 times threshold included in the 2020 Bond Indenture and in addition, the Interest Coverage Ratio was below the 3.5 times threshold included in the 2020 Bond Indenture. These ratios were impacted by the current low oil price environment. Failure to comply with the incurrence test ratios does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, other than permitted debt, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing other specific corporate actions including but not limited to dividend payments and restricted payments.

ANALYSIS INFORMATION BY BUSINESS SEGMENT

Colombia	1Q2016	1Q2015
Oil production (bopd)	14,871	11,586
Gas production (mcfpd)	-	-
Average net production (boepd)	14,871	11,586
Oil price ($ per bbl)	15.3	32.4
Net oil Revenues ($ million)	19.0	30.7
Production and Operating Costs* ($ million)	-5.8	-11.5
Adjusted EBITDA ($ million)	6.6	16.3
Adjusted EBITDA per boe ($)	5.2	15.9

Chile	1Q2016	1Q2015
Oil production (bopd)	1,427	2,444
Gas production (mcfpd)	15,785	12,246
Average net production (boepd)	4,061	4,486
Combined price ($ per boe)	27.8	36.2
⁻ Oil ($ per bbl)	29.9	42.1
⁻ Gas ($ per mcf)	4.4	4.7
Net Oil Revenues ($ million)	4.0	9.4
Net Gas Revenues ($ million)	5.2	4.5
Net Revenues ($ million)	9.2	13.9
Production and Operating Costs* ($ million)	-5.2	-10.0
Adjusted EBITDA ($ million)	1.3	0.0
Adjusted EBITDA per boe ($)	3.9	0.0

Brazil	1Q2016	1Q2015
Oil production (bopd)	49	51
Gas production (mcfpd)	21,224	20,659
Average net production (boepd)	3,586	3,494
Gas Price ($ per mcf)	4.6	5.4
Net Revenues ($ million)	8.3	9.4
Production and Operating Costs* ($ million)	-2.0	-1.9
Adjusted EBITDA ($ million)	5.4	7.0
Adjusted EBITDA per boe ($)	17.9	24.0

* Production and Operating costs include operating costs and royalties paid in cash.

CONSOLIDATED STATEMENT OF INCOME

(unaudited)

(In millions of $)	1Q2016	1Q2015
NET REVENUES
Sale of crude oil	23.2	40.8
Sale of gas	13.4	13.6
TOTAL NET REVENUES	36.6	54.4
Production and operating costs	-13.0	-23.9
Geological and Geophysical expenses (G&G)	-2.3	-2.7
Administrative expenses (G&A)	-7.5	-9.8
Selling expenses	-2.7	-2.3
Depreciation	-21.5	-25.5
Other operating	-0.7	-7.2
OPERATING PROFIT (LOSS)	-11.2	-16.9

Financial costs, net	-9.0	-9.0
Foreign Exchange Gain (Loss)	7.5	-19.7
PROFIT (LOSS) BEFORE INCOME TAX	-12.7	-45.6

Income tax	0.7	9.7
PROFIT (LOSS) FOR THE PERIOD	-12.0	-36.0
Non-controlling interest	-2.8	-3.4
ATTRIBUTABLE TO OWNERS OF GEOPARK	-9.3	-32.7

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT (LOSS) BEFORE INCOME TAX

(unaudited)

1Q2016	Colombia	Chile	Brazil	Other	Total
Adjusted EBITDA	6.6	1.3	5.4	-1.7	11.6
Depreciation	-8.4	-9.0	-3.9	-0.1	-21.4
Share Based Payments	-0.1	-0.1	0.0	-0.3	-0.5
Others	0.0	0.0	-0.2	-0.7	-0.9
OPERATING PROFIT (LOSS)	-1.9	-7.8	1.3	-2.8	-11.2
Financial costs, net					-9.0
Foreign Exchange charges, net					7.5
PROFIT (LOSS) BEFORE INCOME TAX					-12.7

1Q2015	Colombia	Chile	Brazil	Other	Total
Adjusted EBITDA	16.3	-0.1	7.0	-6.4	16.8
Depreciation	-11.1	-10.8	-3.5	-0.1	-25.5
Share Based Payments	-0.1	0.1	0.0	-1.1	-1.2
Others	-1.3	-5.4	-0.3	-0.1	-7.1
OPERATING PROFIT (LOSS)	3.8	-16.2	3.2	-7.7	-16.9
Financial costs, net					-9.0
Foreign Exchange charges, net					-19.7
PROFIT (LOSS) BEFORE INCOME TAX					-45.7

CONSOLIDATED SUMMARIZED BALANCE SHEET

	Mar'16	Dec '15

Non Current Assets
Property, Plant and Equipment	517.5	522.6
Other Non Current Assets	40.2	49.4
Total Non Current Assets	557.7	572.0

Current Assets
Inventories	3.6	4.3
Trade Receivables	14.4	13.5
Other Current Assets	29.8	31.3
Cash at bank and in hand	71.6	82.7
Total Current Assets	119.4	131.8

Total Assets	677.0	703.8

Equity
Equity attributable to owners of GeoPark	140.3	146.7
Non-controlling interest	50.8	53.5
Total Equity	191.0	200.2

Non Current Liabilities
Borrowings	332.4	343.2
Other Non Current Liabilities	73.3	79.0
Total Non Current Liabilities	405.7	422.2

Current Liabilities
Borrowings	30.7	35.4
Other Current Liabilities	49.6	46.0
Total Current Liabilities	80.3	81.4

Total Liabilities	486.0	503.6

Total Liabilities and Equity	677.0	703.8

SELECTED HISTORICAL OPERATIONAL AND FINANCIAL DATA

	Year ended December 31,
	2015	2014	2013	2012	2011
Oil Reserves (2P PRMS) - mmboe	62.6	56.3	33.9	27.8	16.9
Gas Reserves (2P PRMS) - mmboe	32.5	35.8	27.7	29.1	32.6
Combined Reserves (2P PRMS) - mmboe	95.1	92.1	61.6	56.9	49.5
Peru*	30.2	30.2	-	-	-
Total including Peru	125.3	122.3	-	-	-

Oil Production (thousand boepd)	15.1	14.5	11.1	7.5	2.5
Gas Production (thousand boepd)	5.3	5.1	2.4	3.8	5.1
Production (thousand boepd)	20.4	19.6	13.5	11.3	7.6

Oil Revenues ($ million )	163	367	315	222	74
Gas Revenues ($ million)	47	62	23	29	38
Total Revenues ($ million)	210	429	338	250	112

Adjusted EBITDA ($ million)	74	220	167	121	63

* Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval.

OTHER NEWS / RECENT EVENTS

Annual General Meeting

GeoPark’s 2015 Annual General Meeting of Shareholders will be held on June 21, 2016 in New York City, New York. Information regarding the notice and other related information can be found in the Investor Support section of the Company’s website at www.geo-park.com.

Filing of Form 20-F for Fiscal Year 2015

In April 15, 2016, GeoPark filed its Form 20-F for the fiscal year ended December 31, 2015, with the Securities and Exchange Commission. GeoPark’s Form 20-F can be accessed by visiting either the SEC’s website at www.sec.gov or the Investor Support section of the Company’s website at www.geo-park.com.

In addition, Shareholders may receive a hard copy of the Company’s audited financial statements, or its complete 2015 Form 20-F including audited financial statements, free of charge, by requesting a copy from GeoPark’s investor relations team.

CONFERENCE CALL INFORMATION

GeoPark will host its First Quarter 2016 Financial Results conference call and webcast on Tuesday, May 10, 2016, at 10:00 a.m. Eastern Daylight Time.

Chief Executive Officer, James F. Park, Chief Financial Officer, Andres Ocampo, and Chief Operating Officer, Augusto Zubillaga will discuss GeoPark's financial results for 1Q2016, with a question and answer session immediately following.

Interested parties can access the conference call by dialing the following number from outside the United States: +1 920-663-6208. From within the United States, interested parties can access the call by dialing 866-547-1509 (Passcode: 5401604). To listen to the webcast, please visit the Investor Support section of the Company’s website (www.geo-park.com).

For further information please contact:

INVESTORS:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile T: +562 2242 9600

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating Netback per boe

Net revenues, less production costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

boe	Barrels of oil equivalent
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
mboe	Thousand barrels of oil equivalent
mmbo	Million barrels of oil
mmboe	Million barrels of oil equivalent
mcfpd	Thousand cubic feet per day
mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
SPE	Society of Petroleum Engineers
WI	Working interest
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2016 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance cost, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, bargain purchase gain on acquisition of subsidiaries and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS. The Company believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The Company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback per boe. The Company’s computation of Operating Netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating Netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: May 9, 2016